                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

July 12, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the correspondence regarding your comments made on July 9, 2010, with reference to forth amendment of the Company's Registration Statement Form S-1 filed on June 28, 2010.

We write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

Note: we put revised words in Italic, and marked with underline only here, not in formal text of No.5 of Amendment.

General

     1. Answer: On page 34, we revised to

“This company was a subsidiary of USChina Channel Inc., and issued 1,225,000 shares of common stock at par value of $0.001 per share, and USChina Taiwan sold 1,102,500 shares to Chairman Ching-Sang Hong on March 9, 2010 for $31, 087.5 ($0.028 197 /share) , of which $1,102.5 (payment for the par value) kept in USChina Taiwan as assets, and the remaining $29,985 recorded as additional paid-in capital to cover S-1 filing costs. In the meantime, USChina Channel purchased at par value, and distributed the remaining 122,500 shares of common stock to its shareholders as special dividends.

Mr. Ching-Sang Hong hired Andrew Chien as a SEC file agent to manage S-1 filing within budget, and paid him $25,000 ..”

     2. Answer: On Page 26, we revised to

“The spin-off closed on March 15, 2010 and we filed S-1 of USChina Taiwan on March 17, 2010. The effectiveness of this spinoff and the going public for USChina Taiwan should wait after the effective of this registration statement , and this is because USChina spin- off “ restricted securities," and it hasn't held those securities for two years. ”

On page 25, we revised to:

“2. USChina Taiwan Inc will separate from USChina Channel Inc as an independent company, in which Ching-Sang Hong will take 90% of the outstanding shares and the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends; and the distribution of these shares will follow the rules of Article V. Section 2 of By-Laws of USChina Channel; 3. Ching-sang Hong will personally bear all costs of separating USChina Taiwan Inc from USChina Channel Inc as an independent public entity. USChina Channel capital representatives approved this agreement unanimously except abstaining, on March 14, 2010.

(Note: following is the rules listed in USChina Channel Bylaws which filed to SEC in November 2007, we will not list the rules in S-1/A:

“ARTICLE V.  DISTRIBUTIONS

Section 2 Unregistered Share Distributions.

From time to time the Board of Directors may make decision to purchase other company's unregistered shares at par or other value, then distribute them on its outstanding shares. After the distribution, the shareholders become other Company's shareholders voluntarily and individually.

Any shareholders could select to reject the distribution of other company's unregistered shares within one week after they receive the distribution notice. They can return all the shares to the Company. The company will not compensate the shareholders for the returned shares. If the shareholders transfer part or all of the shares to others, they should do that by following SEC rule and the regulation of the particular company that issued the stock.”)

Risk Factors, Page 7

     3. Answer:  Three subtitles revised to:

“3. Our s ole o fficer (Director) h as l ittle e xperience in r unning a p ublic c ompany of a ccounting and disclosures, which may result in material misstatements to our financial statements and an inability to provide accurate.”

“9. We are planning to serve small companies whose financial instabilities will cause us more uncertainties.”

“11. SEC regulation change may have big negative effectiveness on our business.”

9. We are planning to serve small companies...Page 10

     4. Answer: We revised Risk 9 to

“Mr. Hong found that the small entrepreneurs of Taiwan, who engaged in exporting to, or expanding businesses in Mainland of China, have more brisk business activities than anyone else recently due to the huge economy cooperation environment improvement between the Mainland of China and Taiwan. In those Taiwan entrepreneurs, there is an underserved group, which consists of small companies, eager in business expansion but lacks the experience of running an international company or a stock cooperation or a public company, created a business opportunities of USChina Taiwan.

Small businesses have more risks. Some of the risks that small businesses face are overhead cost, cost of equipment, expected sales volume, salary cost, taxes, price charged for service or product, competitor's actions, the change of government policies, the local economy changing trends, risk that the product may become obsolete. Other risks include damages from fire, water, natural calamities, intentionally inflicted damages, loss of data and property due to theft, machine breakdown forcing work to come to a standstill, cash flow problems that may force a business to close. Anyway, small business has more uncertainties about their financial future. They financial condition will have big volatile. Our potential customers are all small businesses. Their uncertainties will cause their plans changing quickly, even to have problem to honor their payment liabilities, and therefore to bring our business uncertainties. ”

20. There is no trading market...Page14

     5. Answer: We replaced “public listing” by “going public”, or “company going public” in all text.

Selling Shareholders, page 17

     6. Answer: The procedure of spin-off stated on Page 25, 34.

(Following note will not be written in the text for S-1/A, and listed here for discussion purpose:

The procedures of spin-off are

(a) USChina Taiwan is a subsidiary of USChina Channel which had 1,225,000 shares outstanding at par value of $0.001/ share with aggregated costs of $1,225

(b) USChina Taiwan had inherited 1,225,000 shares outstanding when it spins off from UShina Channel.

(c) USChina Taiwan sold to Mr. Hong 1,102,500 shares for $31,087.5, among them $1,102.5 (payment for the par value) recorded as assets of USChina Taiwan, and the remaining $29,985 kept as S-1 filing costs.

(d) USChina Channel distributed the remaining 122,500 shares with total costs of $122.5 as cash dividends to its shareholders. Its paid cash for every shareholder for purchasing the shares will report to IRS at the end of 2010 by USChina Channel as paid dividend.

(e) This action had been unanimously approved by all shareholders except abstainers. There is no rescission of any shareholders. )

Board of Directors and Executive Officers, page 22

Directors page 22

     7. Answer:  We revise to:

“ His job responsibilities included monitoring the process of auditing and SEC filings, such as to discuss, or review the company’s news releases, 8K and periodical financial statements and to arrange time schedule and budget control in auditing .. ”

Our strategy, page 27

b. Consulting for going public in USA or Canada,  page 27

     8. Answer: We replaced “ our sole officer Mr. Hong only had limited experiences ” by “ our sole officer Mr. Hong only had limited experiences , or no experiences for bring private companies going public in USA or Canada”

     9. Answer:  We replaced “USChina Channel Inc.” by “USChina Channel Inc., or Andrew Chien”.  Andrew Chien had some revenue in SEC filings.

c. private financing in Taiwan... page 27

     10. Answer: We replaced “extensive business and official relationship” by “business experiences and social relationships” on Page 28, and deleted same words on Page 30.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, page 30

      11. Answer: On page 45. Imputed Interests, we revised to

“ The initial measurement of receivable for calculating the imputed Interests is based on section 310-10-30 of the FASB Accounting Standards Codification (original APB 21).

The loan the Company will receive from Mr. Hong (a control person of the company) would be recorded on the Company’s books by debiting Cash account and crediting Loan Payable. The loan would be a no interest bearing loan, but the Company would accrue the imputed interest based on the prime rate. It would be accounted for as interest expense by debiting Interest Expense account on the Statement of Operations and crediting Additional Paid-in account on the Balance Sheet. The imputed interest would be accrued and posted to the financial statements on a quarterly basis.”

(The following note will not appear on S-1/A:

     We don’t need to amortize the free of interest loan from Mr. Hong because Mr. Hong is a control person of USChina Taiwan, due to the rules as shown in

  APB 21:

3. Except the paragraph 16 covering statement presentation of discount and premium is applicable in all circumstances, this Opinion is not intended to apply to

…

c. amounts intended to provide security to an agreement(e.g. security deposits, retainages on contract.)

…

f. transactions between parent and subsidiary companies and between subsidiaries of a common parent.)

Certain Relationships and Related Transactions,  page 34

      12. Answer:  On page 34, we have:”… paid him $25,000 ..”

Financial Statements

General

      13. Answer: we revised Note 5 as follows:

“This company was a subsidiary of USChina Channel Inc., and issued 1,225,000 shares of common stock of this company at par value of $0.001 per share, and USChina Taiwan sold 1,102,500 shares to Chairman Ching-Sang Hong on March 9, 2010 for $31, 087, of which $1,102.5 (payment for the par value) kept in USChina Taiwan as assets, and the remaining $29,985 as payment of S-1 filing costs, including paid Mr. Chien of $25,000. In the meantime, USChina Channel purchased at par value, and distributed the remaining 122,500 shares of common stock to its shareholders as special dividends.”

Signature Page 55.

      14. Answer: we changed the introductory paragraph to “Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Haven, Connecticut…”